	Subsidiaries of the Registrant		EXHIBIT 21

Parent Company	Subsidiary	Percent	State or Other Jurisdiction of Incorporation
WSFS Financial Corporation	Wilmington Savings Fund Society, Federal Savings Bank	100%	United States
	WSFS Wealth Management, LLC	100	Delaware
	Bryn Mawr Capital Management, LLC	100	Delaware
	The Bryn Mawr Trust Company of Delaware	100	Delaware
	WSFS SPE Services, LLC	100	Delaware
	601 Perkasie, LLC	100	Delaware
	WSFS Capital Trust III	100	Delaware
	Royal Bancshares Capital Trust I	100	Delaware
	Royal Bancshares Capital Trust II	100	Delaware

Wilmington Savings Fund Society, Federal Savings Bank	Beneficial Equipment Finance Corporation	100	Pennsylvania
	1832 Holdings, Inc.	100	Delaware
	NewLane Finance Company	83	New Jersey
	Data Security Solutions, LLC	65	Delaware
	Crusader Servicing Corporation	80	Pennsylvania
	Royal Tax Lien Services, LLC	100	Pennsylvania